UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CTRIP.COM INTERNATIONAL LTD.

(Name of Issuer)

American Depositary Shares representing Ordinary Shares, par value $.01 per share

(Title of Class of Securities)

22943F100

(CUSIP Number)

July 18, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22943F100	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookside Capital Trading Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.

SOLE VOTING POWER

1,801,627.25 Ordinary Shares based on direct ownership of 7,206,509 American Depositary Shares as of 7/18/2012.

2,137,977.25 Ordinary Shares based on direct ownership of 8,551,909 American Depositary Shares as of 7/25/2012.

	6.	SHARED VOTING POWER 0
7.

1,801,627.25 Ordinary Shares based on direct ownership of 7,206,509 American Depositary Shares as of 7/18/2012.

2,137,977.25 Ordinary Shares based on direct ownership of 8,551,909 American Depositary Shares as of 7/25/2012.

	8.	SHARED DISPOSITIVE POWER 0
9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,801,627.25 Ordinary Shares based on direct ownership of 7,206,509 American Depositary Shares as of 7/18/2012.

2,137,977.25 Ordinary Shares based on direct ownership of 8,551,909 American Depositary Shares as of 7/25/2012.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.03% as of 7/18/2012. 5.96% as of 7/25/2012.
12.	TYPE OF REPORTING PERSON* PN

Page 2 of 5 Pages

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is CTRIP.COM INTERNATIONAL LTD. (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at No. 99 Fu Wuan Road Shanghai 200335, People’s Republic of China.

Item 2	(a).	Name of Person Filing

This Statement is being filed on behalf of Brookside Capital Trading Fund, L.P., a Delaware limited partnership (the “Brookside Fund”). Brookside Capital Investors II, L.P., a Delaware limited partnership (“Brookside Investors II”) is the sole general partner of the Brookside Fund. Brookside Capital Management, LLC, a Delaware limited liability company (“Brookside Management”), is the sole general partner of Brookside Investors II.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Brookside Fund, Brookside Investors II, and Brookside Management is John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.

Item 2	(c).	Citizenship

Each of the Brookside Fund, Brookside Investors II and Brookside Management is organized under the laws of the State of Delaware.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is ordinary shares, par value US $0.01 per share (“Ordinary Shares”).

Item 2	(e).	CUSIP Number

22943F100***.

*** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 22943F100 has been assigned to the American Depositary Shares, which are quoted on The NASDAQ Global Select Market under the symbol “CTRP.” Each American Depositary Share represents 0.25 Ordinary Shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☒ If this statement is filed pursuant to §240.13d-1(c), check this box.

Page 3 of 5 Pages

Item 4.	Ownership

Item 4	(a).	Amount beneficially owned

As of the close of business on July 18, 2012, the Brookside Fund held 7,206,509 American Depositary Shares (“ADSs”), each representing 0.25 Ordinary Shares. Therefore, as of the close of business on July 18, 2012, the Brookside Fund beneficially owned 1,801,627.25 Ordinary Shares.

As of the close of business on July 25, 2012, the Brookside Fund held 8,551,909 American Depositary Shares (“ADSs”), each representing 0.25 Ordinary Shares. Therefore, as of the close of business on July 25, 2012, the Brookside Fund beneficially owned 2,137,977.25 Ordinary Shares.

Item 4	(b).	Percent of Class

As of the close of business on July 18, 2012, the Brookside Fund was the beneficial owner of 5.03% of the Ordinary Shares of the Company. As of the close of business on July 25, 2012, the Brookside Fund was the beneficial owner of 5.96% of the Ordinary Shares of the Company. The percentage of Ordinary Shares beneficially owned by the Brookside Fund is based upon 35,849,473 Ordinary Shares outstanding as of December 31, 2011, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2012.

Item 4	(c).	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

1,801,627.25 Ordinary Shares based on direct ownership of 7,206,509 American Depositary Shares as of 7/18/2012.

2,137,977.25 Ordinary Shares based on direct ownership of 8,551,909 American Depositary Shares as of 7/25/2012.

		(ii)	shared power to vote or to direct the vote:

0

		(iii)	sole power to dispose or to direct disposition of:

1,801,627.25 Ordinary Shares based on direct ownership of 7,206,509 American Depositary Shares as of 7/18/2012.

2,137,977.25 Ordinary Shares based on direct ownership of 8,551,909 American Depositary Shares as of 7/25/2012.

		(iv)	shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Page 4 of 5 Pages

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: Friday, July 27, 2012

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

BROOKSIDE CAPITAL TRADING FUND, L.P.

By:	/s/ William E. Pappendick IV
Name: William E. Pappendick IV
Title: Managing Director